Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April, 2008

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Minutes of the Ordinary and Extraordinary General Meeting of Shareholders held on April 28, 2008

Item 1.
(Minutes of Extraordinary and Ordinary General Meeting of Ultrapar Participações S.A., on 04/28/2008)

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001 - 39	NIRE 35.300.109.724

Minutes of Extraordinary and Ordinary General Meeting
Date, Time and Location:

April 28, 2008 at 2 p.m. at Company Headquarters, located at Av. Brigadeiro Luiz Antônio, Nº 1343 - 9 th floor, in the City and State of São Paulo.

Presence:

Shareholders representing 60.1% of the paid-up capital (being 97.7% of the voting shares and 40.0% of the preferred shares), the Chief Executive Officer of the company, members of the Fiscal Council and are representative of the Independent Auditors.

Publications:

Convening Notice: Published in the newspapers “Diário Oficial do Estado de São Paulo (official gazette of the state of São Paulo)” on April 11, 12 and 15, 2008 and “Valor Econômico” on April 11, 14 and 15, 2008.

Notice to Shareholders: waived, in light of the publication of the documents referred to in Article 133 of Law Nº 6.404/76, in the newspapers “Diário Oficial do Estado de São Paulo (official gazette of the state of São Paulo) and “Valor Econômico” on February 21, 2008.

Presiding at the board:
Chairman – Luiz Antônio de Sampaio Campos
Secretary – Rafael Padilha Calábria

Order of the Day:

In accordance with the published Convening Notice.

Deliberated matters:

1.
To write out the minutes of this meeting in form of summary of the deliberations, as set out in Art. 130, § 1º of Law 6,404/76 and authorize their publication omitting signatures, in the form of § 3rd, of the same article.

2.	At the Extraordinary Shareholders’ Meeting

2.1.
To approve the modification of the Company Bylaws to alter the maximum number of members of the Board of Directors, which will be composed of 4 (four) to 8 (eight), with the consequent modification of Article 17 as follows:

“Article 17      The Board of Directors shall be formed by four (4) to eight (8) members, shareholders of the Company, elected by the General Meeting, which may also remove them from office at any time.”

2.2.	To consolidate the Company bylaws, in accordance with Appendix I in this Minute.

3.	At the Ordinary Shareholders’ Meeting

3.1.
To approve, with no amendments or qualification, with the abstention of the legally restricted, the management report, financial statements and notes to the financial statements referring to the year ended on December 31, 2007, as well as the report from our Independent Auditors;

3.2.	To approve the capital budget for the year 2008 elaborated by the management.

3.3.
To approve the destination of net earnings for the year ended December 31, 2007, in the total amount of R$181,893,006.45 (one hundred and eighty one million, eight hundred and ninety three thousand, six reais and forty five cents); in accordance with the following proposal of the Management:

a)	R$ 9,094,650.32 (nine million, ninety four thousand, six hundred and fifty reais and thirty two cents), for the Legal Reserve;

b)	R$ 28,069,992.38 (twenty eight million, sixty-nine thousand, nine hundred and ninety two reais and thirty eight cents), for the Reserve of Retained Profits, based on the approved capital budget;

c)
R$ 144,728,363.75 (one hundred and forty four million, seven hundred and twenty eight thousand, three hundred and sixty three reais and seventy five cents) for dividends to common and preferred shareholders, which added to the Reserve of Profits to be Realized, in the amount of R$ 96,144,962.99 (ninety six million, one hundred and forty four thousand, nine hundred and sixty two reais and ninety nine cents), sum up R$ 240,873,326.74 (two hundred and forty million, eight hundred and seventy three thousand and three hundred and twenty six reais and seventy four cents), amount paid to the shareholders on March 07, 2008, corresponding to a dividend per common or preferred share in the amount of R$ 1.779403.

3.4.
3.4.1) To elect the persons listed bellow to the Board of Directors, with a mandate up to the Ordinary Shareholders’ Meeting, to be held in 2009 in order to examine the documents referred to in Article 133, of Law 6,404/76, related to the current financial year:

a)
In separated voting, as set out in subparagraph I, of § 4th, Article 141 of Law 6,404/76, by the shareholder Parth Investment Company, owner of common shares representing 18.84% of the voting capital, was elected Mr. RENATO OCHMAN, Brazilian, married, lawyer, registered with OAB/SP under nº 82.152 and holder of CPF/MF nº 375.739.690-15, whose offices are at Av. Brigadeiro Faria Lima, nº 1461 – 11th floor, Bairro do Jardim Paulistano, in the City and State of São Paulo (CEP 01451-904);

b)
In separated voting, as set out in subparagraph I, of § 4th, Article 141 of Law 6,404/76, by the preferred shareholder, as requested by the shareholders Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Monteiro Aranha S.A., Dodge & Cox International Stock Fund and Fundo de Participação Social – FPS, owners of preferred shares representing 17.8% of the  paid-up capital and 28.0% of the preferred shares, was elected Mr. LUIZ CARLOS TEIXEIRA, Brazilian, married, bank employee, and holder of Identity Card RG nº 3833390 and CPF/MF nº 048.344.108-20, resident and domiciled in the city of Ribeirão Preto, in the state of São Paulo State, at Rua Rui Barbosa, nº 522, aptº 42;

c)
As approved by the majority shareholders owners of common shares, representing 78.8% of the voting capital, were elected Mr. PAULO GUILHERME AGUIAR CUNHA, Brazilian, married, engineer, holder of Identity Card RG nº 4.554.607/SSP-SP and CPF/MF nº 008.255.498-68, whose business address is at Av. Brigadeiro Luiz Antônio, nº 1343 -

9º andar, Bairro da Bela Vista, in the City and State of São Paulo (CEP 01317-910); LUCIO DE CASTRO ANDRADE FILHO, Brazilian, married, engineer, holder of Identity Card RG nº 3.045.977/SSP-SP and CPF/MF nº 061.094.708-72, whose business address is at Av. Brigadeiro Luiz Antonio, nº 1343 – 9º andar, Bairro da Bela Vista, in the City and State of São Paulo (CEP 01317-910); ANA MARIA LEVY VILLELA IGEL, Brazilian, widow, businesswoman, holder of Identity Card RG nº 2.821.401/SSP-SP and CPF/MF nº 513.400.208-82, whose business address is at Av. Brigadeiro Luiz Antonio, nº 1343 – 5º andar, Bairro da Bela Vista, in the City and State of São Paulo (CEP 01317-910); PAULO VIEIRA BELOTTI, Brazilian, married, engineer, holder of Identity Card RG nº 946.526-1/IFP-RJ and CPF/MF nº 001.388.357-72, whose offices are at Rua do Ouvidor, nº 60, sala 1104, Centro, in the City and State of Rio de Janeiro; OLAVO EGYDIO MONTEIRO DE CARVALHO, Brazilian, legally separated, industrial businessman, holder of Identity Card RG nº 01.585.449-0/IFP-RJ and CPF/MF nº 007.260.107-82, whose business address is at Ladeira Nossa Senhora, nº 163 – 7º andar, in the City and State of Rio de Janeiro and NILDEMAR SECCHES, Brazilian, widower, mechanical engineer, holder of Identity Card RG nº 3.997.339-6/SSP-SP and CPF/MF nº 589.461.528-34, whose business address is at: Av. Escola Politécnica, nº 760, Bairro do Jaguaré, In the City and State of São Paulo (CEP 05350-000).

3.4.2) To set a global maximum annual limit for the remuneration for the Members of the Board of Directors, of R$ 3,600,000.00 (three million and six hundred thousand reais), in the terms of the proposal presented and approved at the Shareholders´Meeting.

3.5
3.5.1) To elect the persons below qualified to be members of the Fiscal Council, with a mandate up to the Annual General Meeting to deliberate on the management accounts related to the current fiscal year:

a)
In separated voting, as set out in subparagraph I, of § 4th, Article 141 of Law 6,404/76, among the preferred shareholders present at the Meeting and having been presented other names to be considered, were elected by the shareholders Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Monteiro Aranha S.A., Dodge & Cox International Stock Fund and Fundo de Participação Social – FPS, representing 28.0% of total preferred shares, Mr. Edson Pena Junior, Brazilian, divorced, economist, registered under CPF/MF nº 120.058.191-15, resident and domiciled in the City of Brasília, Federal District, at SHIN QI 07, Conjunto 05, Casa 13,  as effective member and as alternate member Mr. Waldenor Moreira Borges Filho, Brazilian, married, economist, registered under CPF/MF nº 765.563.018-68, resident and domiciled in the city and state of São Paulo, at rua Carneiro Cunha, nº 571, apto. 102.

b)
Indicated by the minority common shareholders, representing 10.6% of the voting capital, as effective member Mr. Wolfgang Eberhard Rohrbach, Brazilian, married, economist, registered under CPF/MF nº 016.771.448-15, resident and domiciled at Rua Marechal Deodoro nº 135, 32d, Santo Amaro, in the City and State of São Paulo and as alternate member Miss. Tânia Maria Camilo, Brazilian, single, lawyer, registered under CPF/MF nº 726.204.557-15, resident and domiciled at Rua da Selva, 157, Alto da Boa Vista, in the City and State of Rio de Janeiro.

c)
By the majority common shareholders, representing 68.3% of the voting capital, were elected Mr. Flavio César Maia Luz, Brazilian, married, civil engineer, registered under CPF/MF nº 636.622.138-34, resident and domiciled at Alameda Canadá, 162, Alphaville 2, in the city of Barueri, in the State of São Paulo; Mário Probst, Brazilian, married, accountant and business administrator, registered under CPF/MF n°

029.415.318-74, resident and domiciled at Rua Robélia, 614, Jardim Prudência, in the City and State of São Paulo; and Raul Murgel Braga, Brazilian, married, lawyer, registered under nº 004.612.707-06, resident and domiciled at Rua Joaquim Nabuco, 238, ap 702, Ipanema, in the City and State of Rio de Janeiro; and as alternate members Mr. Márcio Augustus Ribeiro, Brazilian, married, production engineer, registered under CPF/MF n° 006.211.088-80, resident and domiciled at Alameda Canadá, 43, in the City of Vinhedo, and in the State of São Paulo; Katuyoshi Utiyama, Brazilian, married, industrial engineer and business administrator, registered under CPF/MF nº 065.361.828-04, resident and domiciled at Rua Dom Macário nº 1100, Jardim da Saúde, São Paulo- SP; and Pedro Ozires Predeus, Brazilian, married, accountant, registered under nº 005.474.508-00, resident and domiciled at Rua Marechal Hastimphilo de Moura, 338-C, ap 23-B, São Paulo, SP.

3.5.2) To set the remuneration for the members of the Fiscal Council at R$ 8,000.00 (eight thousand reais) per month for the member designated as president of the Fiscal Council and R$ 7,400.00 (seven thousand and four hundred reais) per month for each effective member.

Observations: (i) the members of the Board of Directors and the Fiscal Council, hereby elected, previously consulted, have declared that there are no ongoing impediments which would prevent them from exercising their activities in the roles designated, that they do not hold positions in companies which can be considered to be competitors of the Company and that they do not have any conflict of interest with the Company, in accordance with Article 147 of Law nº 6,404/76; (ii) except where otherwise stated, all the deliberations of the meeting were approved by all those present, except for Parth Investments Company and shareholder Renato Ochman, who abstained from voting. There being no further matters to discuss, the meeting was wound up, these meeting minutes presented and being read and approved, were duly signed below by the shareholders present: ULTRA S.A. PARTICIPAÇÕES; MONTEIRO ARANHA S.A.; PARTH INVESTMENT COMPANY LLC.; RENATO OCHMAN; ANA MARIA LEVY VILLELA IGEL; MARCIA IGEL JOPPERT; LUIZ ANTONIO DE SAMPAIO CAMPOS; CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI; ASCESE FUNDO DE INVESTIMENTO EM AÇÕES; DYNAMO BETON FUNDO DE INVESTIMENTO EM AÇÕES; DYNAMO COUGAR FUNDO DE INVESTIMENTO EM AÇÕES; DYBRA FUNDO DE INVESTIMENTO EM AÇÕES; TNAD FUNDO DE INVESTIMENTO EM AÇÕES; FPRV DYN UIRAPURU (CLASSE A) FUNDO DE INVESTIMENTO EM AÇÕES PREVIDENCIÁRIO; SAMAMBAIA IV FUNDO DE INVESTIMENTO EM AÇÕES; FEBRA FUNDO DE INVESTIMENTO EM AÇÕES; DYNAMO BRASIL I LLC; DYNAMO BRASIL II LLC; DYNAMO BRASIL III LLC; DYNAMO BRASIL IV LLC; DYNAMO BRASIL V LLC; DYNAMO BRASIL VI LLC; DYNAMO BRASIL VII LLC; POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO; ANA ELISA ALVES CORREA IGEL; GERAÇÃO L.PAR  FUNDO DE INVESTIMENTO EM AÇÕES; SPARTA FUNDO DE INVESTIMENTO EM AÇÕES; ARGUCIA INCOME FUNDO DE INVESTIMENTO EM AÇÕES; FATOR FAELBA CD FUNDO DE INVESTIMENTO EM AÇÕES; FATOR NOSSA CAIXA MIX FUNDO DE INVESTIMENTO MULTIMERCADO; FATOR NOSSA CAIXA MULTIGESTÃO FUNDO DE INVESTIMENTO EM AÇÕES; FUNDO DE INVESTIMENTO FATOR ARBITRAGEM MULTIMERCADO; FUNDO DE INVESTIMENTO FATOR HEDGE ABSOLUTO MULTIMERCADO; ADVANTAGE FATOR MACRO FUNDO DE INVESTIMENTO MULTIMERCADO; FUNDO DE INVESTIMENTO FATOR FEF BD MULTIMERCADO; FUNDO FATOR SINERGIA III - FUNDO DE INVESTIMENTO EM AÇÕES; FUNDO DE INVESTIMENTO FATOR UIRAPURU MULTIMERCADO; FUNDO DE INVESTIMENTO FATOR ESPALMA MULTIMERCADO; FUNDO DE INVESTIMENTO FATOR SIGMA INSTITUCIONAL; FUNDO DE INVESTIMENTO

FATOR EXTRA MULTIMERCADO; FUNDO DE INVESTIMENTO FATOR HEDGE MULTIMERCADO; FUNDO DE INVESTIMENTO FATOR PREVIDÊNCIA COMPOSTO 20 MULTIMERCADO; FUNDO DE PARTICIPAÇÃO SOCIAL – FPS; NORGES BANK; VANGUARD INVESTMENT SERIES, PLC; BT PENSION SCHEME; ROYAL MAIL PENSION PLAN; THE MASTER TRUST BANK OF JAPAN, LTD. RE:MTBC; VANGUARD EMERGING MARKETS STOCK INDEX FUND; THE EMERGING MARKETS EQUITY INVESTMENTS PORTFOLIO OF THE CONSULTING GROUP CAPITAL MARKETS FUNDS; PANAGORA GROUP TRUST; CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS PENSION FUND; FLORIDA RETIREMENT SYSTEM TRUST FUND; THE TEXAS EDUCATION AGENCY; BRAZIL MSCI EMERGING MARKETS INDEX COMMON TRUST FUND; IBM SAVINGS PLAN; DAILY ACTIVE EMERGING MARKETS SECURITIES LENDING COMMON TRUST FUND; STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FPR TAX EXEMPT RETIREMENT PLANS;  JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST A; JOHN HANCOCK FUNDS II: INTERNATIONAL INDEX FUND; LAUDUS ROSENBERG INTERNATIONAL DISCOVERY FUND; MASSACHUSETTS FINANCIAL SERVICES COMPANY; THE DFA INVESTMENT TRUST COMPANY ON BEHALF OF ITS SERIES THE EMERGING MARKETS SMALL CAP SERIES; DIMENSIONAL EMERGING MARKETS FUND INC.; EMERGING MARKETS CORE EQUITY PORTFOLIO OF DFA INVESTMENT DIMENSIONS GROUP INC.; SCHRODER BRICS EQUITY MOTHER FUND; EMERGING MARKETS SOCIAL CORE PORTFOLIO OF DFA INVESTMENT DIMENSIONS GROUP INC.; SCHRODER EMERGING WINNERS BALANCED FUND MOTHER; COLLEGE RETIREMENT EQUITIES FUND; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; FIRST TRUST / ABERDEEN EMERGING OPPORTUNITY FUND; FORD MOTOR COMPANY OF CANADA, LIMITED PENSION TRUST; NTGI – QM COMMON DAILY ALL COUNTRY WORLD EX-US EQUITY INDEX FUND – LENDING; NTGI – QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST; ISHARES MSCI BRAZIL (FREE) INDEX FUND; BARCLAYS GLOBAL INVESTORS, N.A.; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EATON VANCE TAX – MANAGED EMERGING MARKETS FUND; EMERGING

MARKETS EQUITY MANAGERS: PORTFOLIO 1 OFFSHORE MASTER LP; WILMINGTON MULTI-MANAGER INTERNATIONAL FUND; BALENTINE INTERNATIONAL EQUITY FUND SELECT, LP; MERCATTO ESTRATÉGIA FUNDO DE INVESTIMENTO EM AÇÕES; FUNDO DE INVESTIMENTO MULTIMERCADO PREVIDENCIÁRIO MERCATTO TURQUESA; MERCATTO GERAÇÃO FUTURO; MERCATTO BANESE CELI FUNDO DE INVESTIMENTO EM AÇÕES; FUNDO DE INVESTIMENTO MULTIMERCADO MERCATTO R2; FUNDO DE INVESTIMENTO MULTIMERCADO KILIMANJARO; FUNDO DE INVESTIMENTO MULTIMERCADO MERCATTO DIFERENCIAL; MERCATTO PERFORMANCE FUNDO DE INVESTIMENTO EM AÇÕES; MERCATTO ATALAIA CRÉDITO PRIVADO MULTIMERCADO FUNDO DE INVESTIMENTO; MERCATTO DIFERENCIAL MULTIMERCADO FUNDO DE INVESTIMENTO LONGO PRAZO; MERCATTO DIFERENCIAL 30 MULTIMERCADO FUNDO DE INVESTIMENTO LONGO PRAZO; DODGE & COX INTERNATIONAL STOCK FUND; ALEXANDRE HEINERMAN - CRCn° 1SP228175/O-0 - Auditor of KPMG. Independent Auditors. WOLFGANG EBERHARD ROHRBACH; RAUL MURGEL BRAGA - Fiscal Council; Luiz Antonio de Sampaio Campos - Chairman of the board; Rafael Padilha Calábria - Secretary.

I hereby declare that this is a faithful copy of the minutes, as entered in the Company’s Registry.

Rafael Padilha Calábria
Secretary

APPENDIX I

“ULTRAPAR PARTICIPAÇÕES S.A.
BYLAWS

CHAPTER I
Name, Head Office, Purpose and Duration

Article 1            The Company shall be an authorized capital company called ULTRAPAR PARTICIPAÇÕES S.A.

Article 2            The Company’s head office shall be in the City and State of São Paulo, at Av. Brigadeiro Luiz Antonio, No. 1343 - 9º andar.

Article 3           The Company’s purpose shall be the investment of its own capitals in the trade, industry and agriculture and in companies providing services, upon the subscription for or acquisition of shares or quotas in companies.

Article 4            The Company shall have an indeterminate term of duration.

CHAPTER II
Capital and Shares

Article 5 - The subscribed and paid-up capital is R$ 3,696,772,957.32 (three billion, six hundred ninety-six million, seven hundred and seventy-two thousand, nine hundred and fifty-seven reais and thirty-two cents), divided into 136,095,999 (one hundred and thirty-six million, ninety-five thousand, and nine hundred and ninety-nine) shares without par value in registered form, including 49,429,897 (forty-nine million, four hundred and twenty-nine thousand, eight hundred and ninety-seven) common shares and 86,666,102 (eighty-six million, six hundred and sixty-six thousand, and one hundred and two) preferred shares".

Paragraph 1 – The Company is authorized to increase the capital, without amendment to the bylaws, by resolution of  the Board of Directors, up to the limit of R$ 4,500,000,000.00 (four billion and five hundred million reais) through the issuance of common or preferred shares, regardless of the current ratio, subject to the limit of 2/3 (two-thirds) of preferred shares in the total of shares issued.
Paragraph 2 - Any capital increase to be paid in assets shall be submitted to the General Meeting’s resolution.
Paragraph 3 - At the Board of Directors’ discretion, the preemptive rights in the issue of shares, debentures convertible into shares and subscription bonus, the placement of which be made upon the sale in stock exchanges or by public subscription, may be excluded.

Article 6            The preferred shares are book-entry shares and shall be kept in a deposit account with a financial institution on behalf of the holders thereof, without issuance of warrants.
Sole Paragraph - The cost of the services of transfer, registration and issuance of common share warrant, as well as the cost of the service related to the shares kept in a custody cash account, may be debited to the shareholder.

Article 7            By a resolution of the Board of Directors, the Company may acquire its own shares to be kept in treasury or canceled up to the amount of the profit and reserve balance, except for the legal reserve, without any decrease in the capital stock, subject to the laws in effect.

Article 8            The Company may grant stock options to the benefit of its officers and employees under the terms of the stock option plan passed by the General Meeting, and said granting may likewise be offered to the officers and employees of its directly and indirectly controlled entities.

Article 9            Subject to the legal limits, the Company may create new classes of preferred shares or increase those already existing, irrespective of any proportion to the other kinds and classes of shares.

Article 10          Each common share entitles to one vote in the General Meetings’ resolutions.

Article 11          The General Meeting may authorize the conversion of common shares into preferred shares upon any shareholders’ request, subject to the proportion provided for in law.

Article 12          Preferred shares are not convertible into common shares; they have no voting right and entitle the holders thereof to dividends and stock dividends equal those attributed to common shares, in addition to priority in capital refund, with no premium, in the event of the Company’s liquidation.

CHAPTER III
General Meetings

Article 13          The General Meeting shall be called by the Board of Directors on an annual basis within the first four months and after the closing of the fiscal year, and on a special basis whenever the Company’s interest so require.
Paragraph 1 - To take part in the General Meeting, the shareholders shall prove said capacity upon the submission of the deposit receipt issued by the financial institution depositary of the book-entry preferred shares, and, in the event of common shares, upon verifying the book of registration of registered shares.
Paragraph 2 - The shareholder may be represented in the General Meeting by an attorney-in-fact appointed less than one year before, who should be a shareholder, a Company’s manager, attorney or investment fund manager representing the members thereof.

Article 14          Except as otherwise provided for in law, the General Meetings shall be called to order on first call with the attendance of shareholders representing the majority capital with right to vote, and on second call with any attendance.

Article 15          The Meetings shall be directed by a presiding board formed by one Presiding Officer and one or more secretaries chosen by the attending shareholders.

CHAPTER IV
Management
General Rules

Article 16           The Company shall be managed by a Board of Directors and an Executive Board.
Paragraph 1 - The management term of the managers, who shall keep in office until the election and investiture of their substitutes, shall be one (1) year, reelection being permitted.
Paragraph 2 - The managers’ investiture, which shall not depend on pledge, shall be upon signature on a deed of investiture.
Paragraph 3 - The General Meeting, which has elected them, shall set the managers’ remuneration, which may be reviewed at any other meeting.

CHAPTER V
Board of Directors
Article 17          The Board of Directors shall be formed by four (4) to eight (8) members, shareholders of the Company, elected by the General Meeting, which may also remove them from office at any time.
Paragraph 1 - The General Meeting shall appoint among its members the Chairman of the Board and the Vice-Chairman, who shall replace the Chairman in his/her occasional non-attendance or absences.
Paragraph 2 - In the event of election of a Director resident and domiciled abroad, the investiture of said Director shall be conditional on the appointment of an attorney-in-fact resident and domiciled in the country, with powers to be served summons in any suit that may be filed against him/her, based on the corporation law. The validity term of the power of attorney shall be at least equal to the term of legal forfeiture of the shares (article 287, II, b, of Law No. 6.404/76).

Article 18          The Board of Directors shall meet on an annual basis once every three months, and on a special basis whenever called by its Chairman or by any two (2) Directors.

Article 19           The Board of Directors’ meetings shall be called to order with the attendance of at least three Directors, one of whom shall be the Chairman or Vice-Chairman, and the resolutions shall be adopted by majority vote, whereas it will be incumbent on the Chairman, or in his/her absence on the Vice-Chairman the deciding vote. Any Director temporarily impeded or absent may be represented in any vote upon written appointment by another Director. In addition, the Directors absent may cast their vote by letter, cable or facsimile at the meetings at which there is the attendance quorum set forth in this article.
Sole Paragraph - In the event of any vacant position in the Board of Directors, said position shall be filled in at the first General Meeting to be held after the vacancy is verified.

Article 20          It shall be incumbent on the Board of Directors:
a) to set the Company’s general business policy;
b) to call the General Meetings;
c) to elect and remove from office the Company’s Officers and set their individual duties and fees, when the General Meeting decides on their overall remuneration;
d) to choose the Chief Executive Officer among their members;
e) to approve the increase in the subscribed capital and the form under which it shall occur, up to the limit of the authorized capital;
f) to submit to the General Meeting for approval the allocation of the net profit adjusted in the fiscal year, as referred to in letter “c” of article 35 hereof;
g) to oversee the Officers’ management; at any time examine the Company’s books and papers; request information on any agreement already or about to be entered into and on any other acts;
h) to provide opinion on the management report and on the Executive Board’s accounts;

i) to approve the distribution of semi-annual or interim dividends;
j) to approve the holding of interest in other Companies;
k) to propose to the General Meeting the Company’s winding-up, merger or consolidation under any form;
l) to choose and remove the Independent Auditors nominated by the Audit Committee;
m) to decide on any matters not regulated herein, and resolve on the omitted cases;
n) to appoint among the Officers that who shall perform the duties of Investor Relations Officer.
o) grant stock options to its officers and employees holding key positions in the Company and its controlled entities, with no preemptive right being granted to shareholders, in compliance with paragraph 3, article 171 of Law 6404/76, and establish a Stock Options Plan Management and Implementation Commission referred to in article 8 of these Bylaws. The Plan Management and Implementation Commission contemplated hereunder will be made up by such people appointed by the Board of Directors, which will further set the terms governing the operation of said commission;
p) approve the emission, for public subscription, of commercial paper by the company.

Article 21          It shall be incumbent on the Chairman of the Board of Directors:
a) To call the General Meeting whenever the Board of Directors so resolve, or exceptionally by its own initiative, case in which he/she shall then inform the call to all further Directors;
b) call and preside over the Board of Directors’ meetings;
c) inform the dates of the annual meetings and supervise the body’s administrative services; and
d) to convey the Board of Directors’ resolutions to the Executive Board and guide it the compliance therewith.

Article 22          It shall be incumbent on the Vice-Chairman to replace the Chairman on his/her occasional absences or impediments and, in the event of vacancy, to replace him/her up to the next General Meeting that shall elect the new incumbent.

CHAPTER VI
Executive Board

Article 23          The Executive Board shall be formed by four (4) to six (6) executive officers, shareholders or not, resident in the country, elected by the Board of Directors one of whom shall be the President, another the Vice-President, and all the others Executive Officers, who, subject to the provisions of letter “n” of article 20, shall not have any specific designation. The Executive Board’s resolutions shall be adopted by majority vote, whereas it shall be incumbent on the President to cast the deciding vote.
Sole Paragraph - The Board of Directors shall elect the Company's President and Vice-President among the executive Board's members. It shall be incumbent on the Vice-President to replace the President in his/her occasional absences or impediments as well as to perform the specific duties assigned to him/her upon his/her appointment.

Article 24          The Executive Board shall meet whenever the Company’s interest so require, and the resolutions shall be adopted by majority vote, subject to a quorum of half of the elected members for the meeting to be called to order.

Article 25          It shall be incumbent on the Executive Board to perform the acts required for the regular operation of the Company and management of its business, subject to the duties and guidelines set by the Board of Directors.
Paragraph 1 - Those acts destined to produce effect before any third parties shall be signed by two executive officers together, or by one executive officer and one attorney-in-fact, our two attorneys-in-fact, with special powers.

Paragraph 2 - Upon the act of two of its executive officers, the Company may appoint attorneys-in-fact, whereas their powers of attorney shall specify the purpose thereof, the powers granted and the validity term, which shall not exceed one year, except where the power of attorney is granted with powers to represent the Company in court, the validity which shall be for an indeterminate term.
Paragraph 3 - The prior approval of the Board of Directors shall be required for the performance of acts that might result in acquisition, disposal, swap and encumbrance of real estate property, offer of collateral or personal guarantees, taking out of loans or waiver of rights the amount of which be in excess of three percent (3%) of the Company’s net worth.
Paragraph 4 - Exceptionally, the Executive Board may authorize the Company’s representation by one sole executive officer or one especially appointed attorney-in-fact, by detailing in the minutes of the meeting the purpose and limits of the powers granted.

Article 26          It shall be incumbent on the President:
a) to manage, guide and coordinate the Company’s activities;
b) to call and preside over the Executive Board’s meetings;
c) to represent the Company in court or out of court, either as plaintiff or as defendant.

Article 27          When elected, it shall be incumbent on the Vice-President to cooperate with the President in the performance of his/her duties.

Article 28          It shall be incumbent on the Investor Relations Officer to represent the Company before regulatory agencies and further institutions operating in the capital market, in addition to performing the duties that are assigned to him by the Board of Directors.

Article 29          The officers without specific designation shall perform, in addition to the duties assigned to them in the Company’s Bylaws, all those other duties assigned to them by the Board of Directors.

Article 30          It shall be incumbent on two officers, who shall act together:
a) to represent the Company before any third parties, except for the provision of letter “c” of article 26 above;
b) the performance of all further acts provided for in article 25 above.

Article 31          The officers may replace each other, subject to the following:
a) in the event of occasional absence or impediment for a period up to sixty (60) days, the President shall be replaced by the Vice-President, in the event of his/her appointment, whereas the latter shall be replaced by one of the members of the Executive Board appointed in advance by the President.
b) in the event of vacancy of an officer’s position, he/she may be replaced up to the next Board of Directors’ Meeting by the officer appointed by the President.
c) the temporary filling in of all further Executive Board’s positions upon the President’s decision shall be discretionary.

CHAPTER VII
Fiscal Council

Article 32          The Company shall have a permanent Fiscal Council composed of no less than three and no more than five members, and a like number of alternates, with such duties, powers, and compensation as provided by law, with a term of office of one (1) year, with reelection allowed.
Paragraph 1 – The Fiscal Council shall hold regular meetings quarterly and extraordinary meetings as necessary, and the meeting minutes shall be recorded in a proper book.
Paragraph 2 – Its members shall be subject to such obligations and prohibitions as imposed by law and by these Bylaws on the Company’s managers.

Article 33          In addition to the activities provided in the Brazilian legislation, the Fiscal Council shall act as an Audit Committee as defined in Sarbanes-Oxley Act.
Sole Paragraph – For the full performance of the duties in the Audit Committee, the requirements provided in the applicable legislations, the provisions of these Bylaws, and the Charter of the Fiscal Council and Audit Committee shall be observed, which Charter shall establish its powers and operating rules.

CHAPTER VIII
Fiscal Year

Article 34          The fiscal year shall begin on January 1 and end on December 31 of each year.

Article 35          After the balance sheet and the financial statements are drawn up, and after deduction of accumulated losses, provision for income tax payment, and should this be the case, provision for managers’ profit sharing, then the net profit found shall have the following allocation:
a) five percent (5%) to form a legal reserve up to the point it reaches twenty percent (20%) of the capital stock;
b) fifty percent (50%) to pay mandatory dividends to shareholders, with offsetting of the semi-annual and interim dividends that may have been declared;
c) the balance shall have the allocation decided by the General Meeting, subject to the Board of Directors' proposal.
Paragraph 1 - In addition to the annual balance sheet for the period, the Company may further draw up semi-annual balance sheets as well as, at any time, special balance sheets, and the Board of Directors may, upon approval of the Annual General Meeting, declare interim dividends, to be allocated to the accumulated profits or profit reserve accounts existing at the time when the last annual or semi-annual balance sheet was published.
Paragraph 2 - Dividends not claimed within three years as of the date they have been made available to shareholders shall be subject to forfeiture and inure to the benefit of the Company.

Article 36          The General Meeting may grant sharing in the fiscal year profits to managers.

CHAPTER IX
General Provisions

Article 37          The Company shall be liquidated in the events provided for in law, whereupon it shall be incumbent on the General Meeting to determine the form of liquidation, appoint a liquidator, and elect the Audit Committee which shall operate the Company over the liquidation period.

Article 38          The Minutes of the General Meetings, as well as those of the Board of Directors’ Meetings shall be issued by electronic means, on spare pages and shall be signed by the attending members, to be then bound into a book. When these minutes contain resolutions destined to produce effects before third parties, they shall be filed with the Commercial Registry and published.

Article 39          The direct or indirect transfer of the Company’s control is subordinated to the suspensive condition of the acquiring party making a public offering for the total acquisition of the free float of shares, both common and preferred, pertaining to the remaining shareholders, at a price and under payment conditions equal to those which have been agreed with members of the controlling block of shareholders.
Sole paragraph: The Controlling Shareholders Agreement of the Company, Ultra S.A. Participações,  Avaré Participações S.A. and Igel Participações S.A., signed on March 22 2000 and filed at the Company’s head office, contains complementary norms to be followed in the case of a transfer of the company’s control.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 29, 2008
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
Name: André Covre
Title: Chief Financial and Investor Relations Officer

(Minutes of Ordinary and Extraordinary General Meeting)